Suite 3120 - 666 Burrard Street Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.co

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No.  1 - 2011

JANUARY 11, 2011
FOR IMMEDIATE RELEASE

AURIZON ANNOUNCES 2010 PRODUCTION RESULTS AND 2011 PLANS

Aurizon Mines Ltd. (TSX:ARZ; NYSE Amex:AZK) announces its 2010 gold production results and 2011 production guidance, as well as capital and exploration budgets.

Highlights:
• Gold production in 2010 of 141,000 ounces.
• An increase in 2011 gold production to 165,000 - 170,000 ounces.
• Expenditures of $51.1 million at Casa Berardi for shaft deepening, equipment, infrastructure and sustaining capital.
• Exploration expenditures at Casa Berardi of $13.4 million including 115,000 metres of drilling.
• Expenditures of $5.4 million at Joanna for metallurgical testwork and completion of the final feasibility and related studies.
• Exploration drilling program of 26,000 metres on Joanna’s Heva deposit at a cost of $3.7 million.
• Exploration expenditures of $21.2 million on Aurizon’s other properties including 92,000 meters of drilling.

“Following a transitional year at Casa Berardi, we are looking forward to increased gold production in 2011.”  said David Hall, President and Chief Executive Officer. “We are making a significant investment in infrastructure at Casa Berardi to develop the lower levels of the West Mine and secure a strong production profile into the future.  In addition, we are also investing approximately $39 million to actively explore eight properties and create further value for our shareholders.”

2010 Gold Production

Gold production from Aurizon’s 100% owned Casa Berardi mine for the year ended December 31, 2010, totalled 141,116 ounces from the processing of 722,745 tonnes at an average grade of 6.8 grams of gold per tonne.  Recoveries for the year averaged 89.8%.  Gold production was within the Company’s 2010 guidance of 140,000 to 145,000 ounces and it is anticipated that total cash costs per ounce will be in line with the Company’s guidance of US$535 per ounce for 2010.

Aurizon Mines Ltd.
News Release - January 11, 2011

Aurizon Announces 2010 Production Results and 2011 Plans

Fourth Quarter 2010 Gold Production

Ore processed in the fourth quarter 2010 amounted to 191,697 tonnes at an average grade of 6.9 grams of gold per tonne.  Metallurgical recoveries of 88.6% resulted in gold production of 37,496 ounces in the quarter.

Forecast Gold Production for 2011

It is estimated that Casa Berardi will produce between 165,000 to 170,000 ounces of gold in 2011 at an average grade of 8.0 grams of gold per tonne.  Average daily ore throughput is estimated at 1,965 tonnes per day, similar to 2010.  The increase in gold production for 2011 is attributable to the average gold grades returning to the average underground reserve grade of the mine following a year of mine sequencing lower grade ore.  Approximately 44% of production will come from Zone 113, 39% from the Lower Inter Zone, and the residual 17% from smaller zones and development material.

Assuming a Canadian/U.S. dollar exchange rate at parity, total cash costs per ounce for the year are anticipated to approximate US$495 per ounce in 2011.  Onsite mining, milling and administration costs are expected to average $117 per tonne, up approximately 7% from 2010 projected costs as a result of reduced development ore, smaller stopes, and longer haulage distances.

The following key parameters form the basis of the 2011 production guidance and operating cost estimate:

•

Ore grade of 8.0 grams per tonne

•

Ore throughput of 1,965 tonnes per day

•

Mill recoveries of 92%

•

Canadian dollar at par against the U.S. dollar

•

Operating costs of $117 per tonne

As quarterly operating results are expected to fluctuate throughout the year, they will not necessarily be reflective of these full year averages.

Casa Berardi Gold Mine, Quebec

Capital expenditures at Casa Berardi are estimated to total $51.1 million in 2011, of which approximately 50% comprises expenditures that will allow access to the lower portion of Zone 113 as well as the recently discovered gold mineralization at depth in Zones 118 and 123, east of the West mine production shaft.  These expenditures are comprised of the following:

Capital expenditures	2011 Budget
Sustaining capital	$21.8 million
Shaft deepening	$13.6 million
Mining equipment	$8.3 million
Mining infrastructure and tailings pond	$7.4 million
Total	$51.1 million

Aurizon Mines Ltd.
News Release - January 11, 2011

Aurizon Announces 2010 Production Results and 2011 Plans

Sustaining capital expenditures at Casa Berardi are budgeted to be $21.8 million and will include development of the upper and lower portions of Zone 113, as well as development to access Zones 118 and 123 from the 810 metre level down to approximately the 1,000 metre level.  As previously reported, this development will provide drill bases to test the depth extensions of both the 123 and 118 Zones as well as commence mine development of these zones.

In 2011, $13.6 million is budgeted to commence the deepening of the West Mine production shaft a further
320 metres to provide access to the lower portion of the 113, 118 and 123 Zones.  The shaft, currently at a depth of 760 metres, will be extended to approximately 1,080 metres below surface.  This will provide a drift access at the 1,010 metre level from these zones to the shaft.  The estimated cost of the shaft deepening, drift access to 118 and 123 zones, and related infrastructure is approximately $32 million and is expected to start in early 2011 and be completed at the end of the third quarter of 2012.

Mining equipment replacements and fleet expansion to support the expanded development activities is budgeted at $8.3 million.  A further $7.4 million will be invested in underground infrastructure additions and tailings pond construction.

Casa Berardi Exploration

An additional $13.4 million will be invested on exploration at Casa Berardi in 2011 which will include approximately 115,000 metres of surface and underground diamond drilling.  Up to 4 surface and 8 underground drill rigs will be active during the course of 2011.  The Company expects to capitalize these costs as the primary objective of the drilling will be to improve the quality of the known reserves and resources as well exploring for extensions of these structures.

Surface exploration will focus on the extension of the Principal zone, where a prefeasibility study of an open pit mining operation is nearing completion.  In addition, the surface exploration program will test the depth extension of the Lower Inter zone, and the depth and lateral extensions of the East mine area as well as the potential for open pit operations.

Underground rigs will primarily focus on infill and step out drilling the upper extensions of Zones 118 and 123 from the recently completed 550 level drift.  Drilling of the depth extensions of these zones will resume in 2012 following development of the required access from the 810 level drift.  Other underground rigs will perform infill and step out drilling on existing zones in the West mine area, and explore Zones 146 and 157 in the East mine area.

Joanna Gold Development Property, Quebec

Feasibility study work on the Hosco open pit deposit will continue in 2011 with completion of the study anticipated by mid-year.  Results from the step out drill program, performed in 2010, in the area of the Hosco pit will be incorporated into an updated mineral resource estimate and block model for inclusion in the study.  The evaluation and optimization of alternate metallurgical processes to treat the Hosco ore will continue through the first quarter of 2011.  A detailed evaluation of the use of an autoclave is being conducted while continuing to optimize the Albion technology to improve recoveries and reduce reagents consumption.  Concurrently, detailed engineering, pit optimization, and environmental impact studies are underway.  Following completion of the feasibility study, permitting, site preparation, and procurement of major long-lead items will be initiated.  The Company has budgeted $5.4 million for these activities in 2011 and expects the majority of these costs to be expensed.

In addition, an initial $3.7 million exploration program, comprising 26,000 metres of surface drilling, will concentrate  on the Heva deposit, approximately 3 kilometres west of the proposed Hosco pit.  The objective of the 2011 drill campaign is to perform step-out drilling on 50 metre spacing along the 2.5 kilometre strike length of the Heva deposit and potential satellite zones, down to 150 metres, in order to extend the mineral resources contour and to increase the quality of the existing indicated and inferred mineral resources.  Two to three drill rigs will be active during the first five months of 2011.

Aurizon Mines Ltd.
News Release - January 11, 2011

Aurizon Announces 2010 Production Results and 2011 Plans

Other Properties

Aggressive exploration programs are also planned at the Company’s other Quebec properties.  A total $21.2 million will be invested in the following properties during 2011:

Exploration expenditures	2011 Budget
Fayolle Property	$6.5 million
Marban Property	$4.0 million
Rex South Property	$4.1 million
Opinaca-Wildcat Properties	$3.6 million
Duverny Property	$1.0 million
Patris Property	$0.6 million
General exploration	$1.4 million
Total	$21.2 million

Fayolle Property

Following encouraging exploration results in 2010, at least 45,000 metres of drilling is planned in 2011, divided between the following two objectives: a) continue to work on the Fayolle deposit by defining the size and geometry of the deposit on a 25 – 50 metre drill spacing; and b): initiating an exploration program to test similar geological controls to the Fayolle deposit inside the 2 kilometre long gold bearing structure that crosses the property.  The Company expects to generate a mineral resource estimate from the 2011 drill activity.  The 2011 budget for this program is $6.5 million.

Aurizon may earn up to a 65% interest in the Fayolle Property, comprising 39 mining claims covering 1,373 hectares across the Porcupine-Destor Break, one of the most productive gold bearing structures of the Abitibi Belt.  The Fayolle Property is situated 10 kilometres north of Aurizon’s Joanna Project in north-western Quebec.

Marban Property

Initial results from drilling the Marban property in 2010 confirm the possibility of defining a large volume medium grade deposit above 200 metres.  In 2011, Aurizon has planned an initial $4.0 million exploration program comprising 32,000 metres of drilling to continue testing the lateral and depth extensions of the existing mineral resources.  Two to three drill rigs are expected to be active on the property.

Aurizon may earn up to a 65% interest in the Marban property, which comprises forty-two mining claims and three mining concessions covering 976 hectares in the heart of the Malartic gold mining camp in the Abitibi region of Quebec, subject to underlying royalties.  The Marban block covers 3 kilometres of a 1 kilometre wide favourable gold bearing deformation zone punctuated by historic production, current mineral resources and exploration potential.  Underground potential can be projected by following down dip extensions, similar to other deposits in the Abitibi area.

Aurizon Mines Ltd.
News Release - January 11, 2011

Aurizon Announces 2010 Production Results and 2011 Plans

Rex South Property

Following the discovery of a major gold-silver-copper-tungsten mineralized zone on the Rex South property in 2010, the Company has planned a 2011 exploration budget totalling $4.1 million.  The discovered zone occurs in an area of significant outcrop exposure and has been recognized over a strike length of 3.3 kilometres and a width of 50 to 200 metres, and is open in all directions.  In 2011, a 4,000 metre drill program is planned to test the discovery zone as well as surface sampling other copper-gold anomalies indentified through geophysical and geochemical surveys.

Aurizon may earn up to a 65% interest in the Rex South Property comprising 1,822 claims covering a surface area of 794 square kilometres, about 145 kilometres southeast of the community of Puvirnituq in northern Quebec.  The Rex South property hosts strong exploration potential based on extensive geochemical anomalies, geophysical signatures, and the presence of several mineralized prospects including high-grade gold and copper values obtained by grab samples.

Opinaca-Wildcat Properties

Following the signing of letters of intent in the third quarter 2010, the Company plans to initiate an exploration program of surface sampling, geophysical surveys and drilling at the Opinaca-Wildcat properties in 2011 at a budgeted cost of $3.6 million.  Approximately $1.0 million of expenditures, including 2,000 metres of drilling, is planned for the Opinaca property, and approximately $2.6 million of expenditures, including 5,000 metres of drilling, is planned for the Wildcat property.

Aurizon can earn up to a 60% interest in the Opinaca Property (Opinaca A and B), comprising 649 mineral claims covering 338 square kilometres, and up to a 65% interest in the Wildcat Property, comprising 432 mineral claims covering 225 square kilometres.  Both properties are situated in the James Bay area, 350 kilometres north of Matagami, Quebec and in close proximity to Goldcorp’s Eleonore project.

Duverny Property

At Duverny, a $1.0 million exploration program is planned for 2011 comprising soil and rock sampling, geophysical surveys, followed by 5,000 metres of drilling.

Aurizon may earn a 100% interest in 44 mineral claims covering 2,100 hectares, 25 kilometres northeast of Amos, Quebec, subject to underlying royalties.  The Duverny Property covers part of a mafic volcanic belt associated with the Chicobi fault corridor.  Gold mineralization indicators in this area have similarities to the Timmins context, such as carbonate saturation and the presence of extensive quartz vein systems associated with folded structures.

Patris Property

A $0.6 million exploration program, comprising drilling a minimum of 4,000 metres, is planned in 2011 for the Company’s recently optioned Patris property.

Aurizon may earn up to a 60% interest in the Patris property comprising 50 mineral claims covering a surface area of 22 square kilometres, 30 kilometres northeast of Rouyn-Noranda, and 7 kilometres from the Company’s Joanna property.  The Patris property has a very strong potential for gold discoveries similar to deposits known at other major mining camps in the Abitibi belt, as it covers the LaPause Fault over 4 kilometres.  This regional structure limits the northern edge of the Cadillac Tectonic Zone, connecting the area to the Malartic camp.  Historical gold showings are already known within the property area.

Aurizon Mines Ltd.
News Release - January 11, 2011

Aurizon Announces 2010 Production Results and 2011 Plans

Kipawa Gold – Rare Earth Elements Property, Quebec

At Kipawa, the 2010 exploration drill program on the gold targets did not provide sufficient encouraging results to warrant further work at this time in view of Aurizon’s other exploration priorities.  However, rare earth elements prospecting produced encouraging results.  Due to the increasing interest in rare earth elements, the Company is reviewing alternatives for the future exploration of Kipawa.

Corporate Development

Aurizon continues to focus on its organic growth within the Abitibi area, whilst evaluating accretive opportunities within North America to enhance its reserve and production profile.

2010 Year End Financial Results

Aurizon expects to release fourth quarter and 2010 year-end financial results on or about March 17, 2011, and will hold a conference call to discuss the results.  Details of the call, including times and contact numbers, will be announced closer to the date.

Aurizon also expects to release an updated mineral reserves and resources estimate for the Casa Berardi mine in early March 2011.

Quality Control

Information of a scientific or technical nature in this news release was prepared under the supervision of Martin Bergeron, P.Eng., Vice President, Operations and Martin Demers, P. Geo., Exploration Manager, both qualified persons under National Instrument 43-101.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

Non GAAP Information

Unit mining costs per tonne

Unit mining costs per tonne is a non-GAAP measure and may not be comparable to data prepared by other gold producers.  The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons.  Unit mining costs per tonne is calculated by adjusting operating costs as shown in the Statement of Earnings for inventory adjustments and then dividing that by the tonnes processed through the mill.

Total cash costs per ounce of gold

Aurizon has included a non-GAAP performance measure of total cash costs per ounce of gold in this release.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Total cash costs per gold ounce are derived from amounts included in the statements of earnings and include mine site operating costs such as mining, processing and administration, but exclude amortization, reclamation costs, financing costs and capital development costs.  The costs included in the calculation of total cash costs per ounce of gold are reduced by silver by-product sales and then divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.

Aurizon Mines Ltd.
News Release - January 11, 2011

Aurizon Announces 2010 Production Results and 2011 Plans

Forward-looking Information

Estimates regarding production, costs and expected recoveries at Casa Berardi in 2011 and the Company’s budgets and planned exploration and development programs on its various properties for 2011 constitutes ‘forward-looking information’ within the meaning of applicable Canadian securities legislation and will be updated if required under applicable Canadian securities laws.  This information is provided as general guidance only and is based on assumptions and subject to risks as described below.  Readers are cautioned that actual results may vary from the forward-looking information disclosed.

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932	Martin Bergeron, Vice President, Operations Telephone: (819) 874-4511 Fax: (819) 874-3391
Web Site: www.aurizon.com Email: info@aurizon.com
or

Renmark Financial Communications Inc.
1050 – 3400 De Maisonneuve Blvd West

Montreal, QC   H3Z 3B8

Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
Media: Veronica Ortiz Rodriguez: vortizrodriguez@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this news release is made as of the date of this news release.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation to update this forward-looking information.  Forward-looking information includes, but is not limited to, statements regarding the Company’s expectations and estimates as to future gold production, total cash costs per ounce, onsite mining, milling and administration costs and sustaining capital expenditures at Casa Berardi, the Company’s expected expenditures and planned programs on its properties for 2011.  In addition, forward-looking information includes statements with respect to estimated mineral reserves and resources, anticipated effects of drill results on the Company’s projects, timing and expectations of future development, exploration, and work programs.  Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events, or results “may”, “could”, “would”, “might”, or “will”, be taken, occur or be achieved. The forward-looking information expresses, as at the date of this news release, the Company’s plans, estimates, forecasts, and expectations, as to future events or results and are based on certain assumptions that the Company believes are reasonable, and the further assumptions that past operational performance will continue, there will be no material disruption in operations, demand for and the price of gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if an when needed on reasonable terms and that the Company will not experience any material accident, labour dispute, or failure of plant and equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, conclusions of economic evaluations, the risk that actual results of development and exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral reserves and resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of unexpected variations in mineral reserves and resources, grade or recover rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada  and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.